SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached are summaries of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores: (i) letter dated on May 9, 2003, with the report for nine month period ended March 31, 2003, (ii) letter dated on May 10, 2003 related to the quarterly financial statements for the nine month period ended on March 31, 2003; and (iii) letter dated on May 5, 2003 related to the sale of the farm “Los Maizales”.

(i) By letter dated May 9, 2003, the Company filed the report for the nine month period ended on March 31, 2003 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects earnings in the amount of Ps.43,985,772.

(ii) By letter dated May 10, 2003 the Company handed in the following documents:

•	Quarterly Financial Statements for the nine month period ended March 31, 2003.
•	Supervisory Committee Report
•	Auditor’s Report
•	Quarterly Financial Statements for the nine month period ended March 31, 2003.
•	Complementary information
•	Copy of the Board Resolution Minute approving the above mentioned documents
•	Copy of the Supervisory Committee approving the above mentioned documents
•	Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

(iii) By letter dated May 5, 2003, the Company corrected some information provided in its letter dated May 2, 2003. According to the new letter the sale of “Los Maizales”, a 618 hectare farm, produced a profit of $4,288,212.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. and A

By:	/S/ SAÚL ZANG
Name: Saúl Zang Title: Second Vice Chairman of the Board of Directors

Dated: May 12, 2003